BabyQuip, Inc.



ANNUAL REPORT

633 Garcia St.

Santa Fe, NM 87505

(415) 596-4818

https://www.babyquip.com/

This Annual Report is dated May 1, 2024.

BUSINESS

Company Overview

Traveling with babies and toddlers is no easy task, and bulky baby gear makes it even harder. Founded in 2016, BabyQuip is the world's leading baby gear rental service, delivering clean, quality baby gear items—from car seats to strollers and more—to traveling families in over 1,500 locations in the US, Canada, Mexico, the Caribbean, Australia, New Zealand, and several European locations. BabyQuip's managed marketplace and robust platform provide its community of over 2000 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear to families.

Most importantly, families love us! With an NPS Score of 94 (world class) and over 50,000 five-star reviews, BabyQuip has helped nearly 200,000 families enjoy happier vacations. The company was featured on Shark Tank in March 2020, awarded Most Innovative Baby Equipment Service by LuxLife, and named a winner in the first-ever Good Housekeeping 2023 Family Travel Awards.

BabyQuip provides a managed marketplace for independent contractors, called Quality Providers (each a "QP" and collectively the "QPs"), to start and grow their own businesses renting baby gear to traveling families. Once QPs have been thoroughly vetted, with full background checks, and trained on cleaning and hospitality standards, they're able to start delivering gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices, and more.

Though QPs manage their own businesses on our platform, BabyQuip helps the QPs succeed by providing national marketing (including a flourishing social media program and strong promotions); a robust affiliate and partner network; and continued business and marketing education. BabyQuip keeps a percentage of gross merchandise value (GMV) of each order and also generates some revenue through minor fees, such as those collected from our Damage Waiver program or from administrative setup charges.

IP

BabyQuip is powered by proprietary technology that enables our frontend and backend, including the rental marketplace platform, QP dashboard and reservation system, item database, and affiliate portal for our partners. Our mobile apps for iOS and Android are also built using proprietary technology.

We do not have active patents at this time. We have registered trademarks in the US and other countries and have applied for trademark protection in other countries.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,052,777.77
Use of proceeds: Working Capital
Date: June 30, 2019
Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $843,290.00
Number of Securities Sold: 1,521,634
Use of proceeds: Working Capital
Date: November 14, 2019
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,300,623.17
Number of Securities Sold: 2,269,054
Use of proceeds: Working Capital
Date: March 31, 2020
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $933,592.33
Number of Securities Sold: 1,148,044
Use of proceeds: Working Capital
Date: April 10, 2022
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,559,991.09
Number of Securities Sold: 3,148,046
Use of proceeds: Working Capital
Date: April 10, 2022
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,559,991.09
Number of Securities Sold: 3,148,046
Use of proceeds: Working Capital
Date: January 2022
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,225,301.94
Number of Securities Sold: 1,342,517
Use of proceeds: Working Capital
Date: January, 2024
Offering exemption relied upon: Regulation CF

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,837,465.73
Number of Securities Sold: 1,717,257
Use of proceeds: Working Capital
Date: January, 2024
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2023 compared to year ended December 31, 2022

2023 vs. 2022

BabyQuip experienced strong revenue growth in 2023 vs. 2022, with GMV (a measure of the overall revenue the company collected, less tips and tax, before payouts to Quality Providers), up to $16.1M, +34% vs. YA. The GMV growth resulted from significantly more baby gear rental orders (83k vs. 60k in 2022, +34%). The Net Revenue growth to $4.7M, +37% vs. 2022, reflected the above as well as improvement to the take rate (the amount of money the company retains after paying out the Quality Providers, calculated as Net Revenue as a percent of GMV) from 28.3% to 28.9%, which reflected the additional revenue from offering Damage Protection coverage.

The Gross Margin was $4.0M, +37% vs. 2022 as a result of the overall business growth. Gross Margin was 86% of Net Revenue, +0.53 percentage points vs. LY, driven primarily by lower COGS (primarily payment processing expense) to 13.9% of Net Revenue from 14.3% in 2022.

Operating Expense was $6.1M, +25% vs YA driven by increased personnel expenses (+23%), increased marketing expense (+34%), and increased G&A expense (+28%). General Liability insurance, increased to $384k in 2023, flat to 2022. We added 5 FTE in 2023, primarily in the marketing and business development functions.

Net Operating Loss was -$2.1M, -6.5% higher than 2022 reflecting higher expenses. Net Operating Loss as a percent of Net Revenue declined from 58% of Net Revenue in 2022 to 45% of Net Revenue in 2023. Overall Net Income was -$2.2M, +9% vs. 2022, reflecting higher state and local tax payments and interest expense on EIDL loan.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to invest in development of our services, international expansion, and new service offerings. Past cash was primarily generated through generating revenues and equity investment. Our goal is to become cash flow positive from operations in 2025 for our business in the United States.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,178,693.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: SD Loan
Amount Owed: $473,842
Interest Rate: 3.75%
Maturity Date: December 31, 2051

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Frances Allocca Maier

Frances Allocca Maier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO and Chairman of the Board
Dates of Service: May, 2016 - Present
Responsibilities: primarily responsible for the raise in all aspects. Frances currently receives an annual salary of $200k plus 20% bonus potential.

Name: Justine Gottshall
Position: Board Director
Employment: Co-Managing Partner, Info Law Group
Dates of Service: February, 2024 - Present

Name: Fernando Carranza
Position: Board Director
Employment: Venture Investor, Cleveland Avenue
Dates of Service: February, 2024 - Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of

capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Frances A. Maier Living Trust
Amount and nature of Beneficial ownership: 6,891,106
Percent of class: 26.308

Title of class: Series Seed-2 Preferred Stock
Stockholder Name: Frances A. Maier Living Trust
Amount and nature of Beneficial ownership: 200,481
Percent of class: 0.765

Title of class: Common Stock
Stockholder Name: Frances Maier
Amount and nature of Beneficial ownership: 209,686
Percent of class: 0.801

RELATED PARTY TRANSACTIONS

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OUR SECURITIES

As of the reporting period ending December 31, 2023 (the "Reporting Period") for this Form C-AR, the Company had the authority to issue 90,000,000, consisting of (a) 60,000,000 shares of common stock of the Company, $0.0001 per share ("Common Stock") and (b) 30,000,000 shares of preferred stock of the Company, $0.0001 per share, comprised of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, Series Seed-7 Preferred Stock, and Series Seed-8 Preferred Stock (collectively the "Preferred Stock").

The following description is intended to summarize the material terms related to the Company's capital stock, including the Common Stock and Preferred Stock. The following summary is not purported to be a complete depiction and is qualified in its entirety by the Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on December 20, 2023 (the "Restated Certificate"), and the bylaws of the Company, as amended (the "Bylaws"). For a complete description of the Company's capital stock, please refer to the Restated Certificate. Except as otherwise expressly indicated in this Form C-AR, all capitalized terms set forth herein have the respective meanings as set forth in the Restated Certificate.

Common Stock

As of the Reporting Period, the Company is authorized to issue 60,000,000 shares of Common Stock with a total of 8,939,249 issued and outstanding.

Voting Rights

The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at the meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

Material Rights

The holders of Common Stock maintain dividend and liquidation rights, provided that such rights are subject to and qualified by the rights, powers, and privileges of the holders of Preferred Stock.

Securities Reserved for Issuance upon Exercise or Conversion

As of the Reporting Period, a total of 4,809,746 options to purchase shares of Common Stock are outstanding, 1,087,400 shares of Common Stock are reserved and available for issuance under the Company's 2016 Equity Incentive Plan, as amended, but remain unissued, and 293,949 warrants to purchase Common Stock are issued to certain holders of Series Seed-8 Preferred Stock.

Series Seed-1 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 1,578,139 shares of Series Seed-1 Preferred Stock with a total of 1,521,634 issued and outstanding.

Voting Rights

See narrative below for Preferred Stock.

Material Rights

See narrative below for Preferred Stock.

Series Seed-2 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 2,110,616 shares of Series Seed-2 Preferred Stock with a total of 2,110,616 issued and outstanding.

Voting Rights

See narrative below for Preferred Stock.

Material Rights

See narrative below for Preferred Stock.

Series Seed-3 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 1,613,384 shares of Series Seed-3 Preferred Stock with a total of 1,613,384 issued and outstanding.

Voting Rights

See narrative below for Preferred Stock.

Material Rights

See narrative below, pari passu with Preferred Stock.

Series Seed-4 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 2,384,565 shares of Series Seed-4 Preferred Stock with a total of 2,384,565 issued and outstanding.

Voting Rights

See narrative below for Preferred Stock.

Material Rights

See narrative below for Preferred Stock.

Series Seed-5 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 2,269,054 shares of Series Seed-5 Preferred Stock with a total of 2,269,054 issued and outstanding.

Voting Rights

See narrative below for Preferred Stock.

Material Rights

See narrative below for Preferred Stock.

Series Seed-6 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 4,296,090 shares of Series Seed-6 Preferred Stock with a total of 4,296,090 issued and outstanding.

Voting Rights

See narrative below for Preferred Stock.

Material Rights

See narrative below for Preferred Stock.

Series Seed-7 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 2,803,738 shares of Series Seed-7 Preferred Stock with a total of 1,342,049 issued and outstanding.

Voting Rights

As a condition of the purchase of the Series Seed-7 Preferred Stock (the "Series Seed-7 Preferred"), of which has been offered by the Company by way of a Regulation CF offering, and upon the issuance thereof, each purchaser of Series Seed-7 Preferred (each a "Subscriber") agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Voting Shares (as such term is defined by the Subscription Agreement in such form as entered into by and between each Subscriber (or its appointee via the offering platform utilized for the Regulation CF offering) and the Company in connection with the Subscriber's purchase of Series Seed-7 Preferred ("Subscription Agreement")), at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by a written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under the Subscription Agreement, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to the Subscription Agreement are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Series Seed-7 Preferred. However, proxy and power will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act") covering the offer and sale of Common Stock, or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering Common Stock. Except as specified above, terms related to the voting rights for the Series Seed-7 Preferred are described below in connection with Preferred Stock.

Material Rights

Waiver of Statutory Information Rights

Each Subscriber has agreed that, until the first sale of the Company's equity securities pursuant to an effective registration statement filed pursuant to the Securities Act, the Subscriber shall be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of himself/herself/itself and all beneficial owners of the shares of capital stock of the Company owned by the Subscriber ("Beneficial Owner"), waived any rights that the such Subscriber or Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to (i) inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, (ii) a list of its stockholders, and/or (iii) any other books and records of the Company, or the books and records of any subsidiary of the Company. This waiver applies only in the Subscriber's (or a Beneficial Owner's) capacity as a holder of Series Seed-7 Preferred, and does not affect any other information and inspection rights such Subscriber (or Beneficial Owner) may expressly have pursuant to the Subscription Agreement. Subscriber hereby further warrants and represents that Subscriber has reviewed the waiver provided by the Subscription Agreement with his, her or its legal counsel, and that Subscriber knowingly and voluntarily waives his, her or its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law). Except as specified above, terms related to the material rights for the Series Seed-7 Preferred are described below in connection with Preferred Stock.

Series Seed-8 Preferred Stock

As of the Reporting Period, the Company is authorized to issue 2,523,364 shares of Series Seed-8 Preferred Stock with a total of 1,453,419 issued and outstanding.

The material terms concerning Series Seed-8 Preferred Stock ("Series Seed-8 Preferred") are generally consistent with that of the Preferred Stock, expect as otherwise provided by the Series Seed-8 Preferred Stock Investment Agreement, entered into by and between the holders of the Series Seed-8 Preferred and the Company (the "SIA"), and the Restated Certificate. All holders of Series Seed-8 Preferred shall be bound by such terms as provided in the SIA and the Restated Certificate, and thus, are strongly encouraged to review the SIA and the Restated Certificate in connection with their respective rights, preferences, privileges, and material terms related to their holdings in the Company.

Preferred Stock Voting Rights

All holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock, except as otherwise set forth in the Restated Certificate and subject to the irrevocable proxy held by the holders of Series Seed-7 Preferred. For so long as an aggregate of twenty-five percent (25%) of the Preferred Stock remains outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the issued and outstanding Preferred Stock, voting as a separate class (the "Requisite Majority"). These matters are further described in the Restated Certificate, and include, any vote to:

• amend, alter, or repeal any provision of the Restated Certificate or Bylaws in any manner that alters the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock, although, for the avoidance of doubt, the issuance, authorization, or designation of securities in a Permitted Financing shall not be deemed to alter the rights, powers or privileges of the Preferred Stock as then in effect;
• increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;
• other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Restated Certificate. as then in effect, that are senior to or on a parity with the Series Seed-8 Preferred;
• redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or

consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

• declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

• other than in connection with a Permitted Exit, liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the Restated Certificate;

• form or hold capital stock in any subsidiary, joint venture, or similar business entity;

• increase or decrease the size of the Board of Directors, other than in connection with a Permitted Financing;

• unless approved by the Board of Directors, create, or authorize the creation of, or issue, or authorize the issuance of any debt security (but not, for the avoidance of doubt, any convertible debt security, including convertible promissory notes, Safes and the like), if the aggregate indebtedness of the Company for borrowed money following such action would exceed $500,000;

• unless approved by the Board of Directors, make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board of Directors;

• unless approved by the Board of Directors or otherwise in the ordinary course of business, enter into or be a party to any transaction with any director or executive officer or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) of any such person; or

• unless approved by the Board of Directors, make any material change in the nature of the Company's business.

Preferred Stock Material Rights

Dividends

Holders of Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the Board of Directors, pursuant to the Restated Certificate.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, holders of Preferred Stock will be entitled to receive the greater of (a) (i) with respect to the shares of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series Seed-7 Preferred Stock, the Original Issue Price, for such shares of Preferred Stock, plus any dividends declared but unpaid thereon, and (ii) with respect to the shares of Series Seed-8 Preferred, an amount equal to $1.3375 (subject to appropriate adjustment in the event of any Recapitalization Event) for each such share of Series Seed-8 Preferred, plus any dividends declared but unpaid thereon (the "Seed-8 Liquidation Preference"); provided, however, that notwithstanding the foregoing or anything herein contained to the contrary, in no event shall the Seed-8 Liquidation Preference exceed one and one quarter times (1.25X) the Purchase Amount, when aggregating the Series Seed-8 Liquidation Preference and the Warrant Shares Proceeds payable to a holder of Series Seed-8 Preferred, and to the extent that the proceeds to such holder of Series Seed-8 Preferred in a Deemed Liquidation Amount shall exceed one and one quarter times (1.25X) times the Purchase Amount, the Seed-8 Liquidation Preference payable to such holder of Series Seed-8 Preferred shall be reduced, on a dollar for dollar basis, based on the Warrant Shares Proceeds, so that such holder of Series Seed-8 Preferred shall receive not more than one and one quarter times (1.25X) the Purchase Amount in any Deemed Liquidation Event for shares of Series Seed-8 Preferred and Warrant Shares held by such holder of Series Seed-8 Preferred or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to the Restated Certificate immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under the Restated Certificate, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Right to Convert

In the event of conversion of Preferred Stock, the shares of Preferred Stock are currently convertible into an equal number of nonassessable shares of Common Stock, subject to proportional adjustments for stock splits, stock dividends and the like, at any time at the option of the holder. All outstanding shares of Preferred Stock will automatically be converted into Common Stock upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, or (b) upon the vote or written consent of the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a single class on an as-converted basis, subject to the voting proxy granted by the holders of Series Seed-7 Preferred.

Participation Right

The holders of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, and Series Seed-8 Preferred Stock, which have invested such amount, as described in their respective Series Seed Preferred Stock Investment Agreement, may be designated as a "Major Purchaser" (as such term is defined by the applicable Series Seed Preferred Stock Investment Agreement). Major Purchasers are granted additional rights and preferences, including but not limited to, (i) certain information and inspection rights; and (ii) the right to purchase their pro rata share of the issuance of "New Securities" (as such term is defined by the applicable Series Seed Preferred Stock Investment

Agreement) by the Company issued in connection with financing activities, subject to certain exceptions. For the sake of clarity, the holders of Series Seed-7 Preferred are not entitled to the foregoing rights.

Drag Along Right

If a Deemed Liquidation Event is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the Preferred Stock then-outstanding, and (iii) the Board of Directors, then each stockholder shall vote (in person, by virtue of the proxy granted under the Subscription Agreement or otherwise or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such stockholder (or in the case of a Subscriber, and pursuant to the Subscription Agreement, all Voting Shares) in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of such drag along right, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by such drag along right will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. Notwithstanding the foregoing, a stockholder need not comply with the foregoing in such limited instances as described in the respective Subscription Agreement or Series Seed Preferred Stock Investment Agreement, as applicable.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in BabyQuip, Inc., a Delaware corporation (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-7 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended to be, and shall not be deemed, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the crowdfunding offering (this "Crowdfunding Offering") was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Among other restrictions that may be imposed by the Company's operating documents, any Series Seed-7 Preferred Stock purchased through this Crowdfunding Offering is subject to certain limitations provided by the SEC in connection with your transfer of Series Seed-7 Preferred Stock, and you should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-7 Preferred Stock, and because the Series Seed-7 Preferred Stock have not been registered under the Securities Act of 1933, as amended ("Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Series Seed-7 Preferred Stock cannot be resold for a period of one (1) year. The limited exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Such limitations on the transfer of the Series Seed-7 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-7 Preferred Stock in a potential private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Crowdfunding Offering will be required to represent that it is purchasing the Series Seed-7 Preferred Stock for its own account, for investment purposes and not with a view to resale or distribution thereof. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a potential acquirer; however, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Series Seed-7 Preferred Stock in an aggregate amount of up to $2,307,691.47 in this Crowdfunding Offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors and an increase in the total number of authorized shares available to the Company, and as a result, your ownership percentage will be diluted. The unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page for this Crowdfunding Offering. Minority Holder; Securities with Voting Rights The Series Seed 7 Preferred that an investor is buying has voting rights attached to them, but each investor who participates in this Crowdfunding Offering shall agree to be subject to the terms of a voting proxy. This means that, as a minority holder of Series Seed 7 Preferred Stock in this Crowdfunding Offering, you have granted a proxy to the CEO of the Company to vote your shares. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, repurchases of securities by the Company, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Crowdfunding Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of Company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this Crowdfunding Offering, we may request that StartEngine instruct the escrow agent to disburse funds derived from this Crowdfunding Offering to the Company. At that point, investors whose subscription agreements have been accepted by the Company will become investors of the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to a companies' business, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C (the "Form C Amendment") with the Commission, and investors whose subscriptions have not yet been accepted by the Company at the time the Form C Amendment is filed will have the right to withdraw their subscriptions and get their money back. Alternatively, each investor may reconfirm their investment commitment within five business days of the investor's receipt of the Form C Amendment notice. If any investor fails to reconfirm their investment within such five business days, the investor will be subsequently notified that, among other things, that their commitment was canceled and that the investor will receive a direct refund of the investor's funds. Investors whose subscriptions have already been accepted, however, will already be investors of the Company and will have no such right. The development and commercialization of the Company's products and services are highly competitive. The Company faces competition with respect to products and services that it sells and may face competition for those that it may develop or commercialize in the future. Our competitors include major companies worldwide. The Baby Gear Rental market is an emerging industry where new competitors are entering the market frequently. Some of the Company's competitors may have access to greater financial resources, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in acquiring and further developing technologies. Smaller or early stage companies, such as us, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will maintain market acceptance and its ability to generate meaningful additional revenues from its products and services. In order to be competitive and grow within our market, the Company must attract, recruit, retain and develop qualified personnel and the independent contractors who have needed experience. Recruiting and retaining highly skilled personnel is critical to the growth of the Company and our success. Such demands will result in increased expenses to hire necessary personnel and to train our existing teams in order to develop additional expertise. Failure to attract such personnel could delay the anticipated growth of the Company and our desired marketing goals, which may result in a loss of customers and revenue and adversely affect our operating results. The Company's expenses will significantly increase as we seek to execute on our current business model. Although the Company estimates that it has enough cash runway until end of year, the Company will be ramping up cash burn to promote revenue growth by expanding the Quality Provider Network and entering into new markets, including international locations; developing new services in order to meet more of the needs of traveling families; hiring new personnel to execute on new programs; and further developing other Company operations, such as continuing to invest and develop the Company's Trust and Safety program, after the completion of the Crowdfunding Offering. The foregoing expenses could require significant effort and expense or may not be feasible. The Company projects aggressive growth in 2024. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements. The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses have created, and may continue to create, disruptions in global supply chains adversely impacting many industries, including the operations of the Company. The extent that COVID-19 and/or the resulting global supply chain concerns continue to impact the Company and its operations, will, at least in part, depend on future government responses, medical developments, and the overall economic environment, which remain uncertain and cannot be predicted at this time. The disruptions caused by COVID-19 or other matters that create a global concern over an extended period of time may have a material adverse impact on the Company, its operations, and financial results. If the contractor classification of the QPs that use the Company's platform is challenged, there may be adverse business, financial, tax, legal and other consequences. The definition of Independent Contractor is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of workers as independent contractors. The tests governing whether a worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to change and divergent interpretations by various state, federal, and local authorities, all of which can create uncertainty and unpredictability for the Company. For example, effective January 1, 2020, California passed Assembly Bill 5 or AB 5, which limits the use of classifying workers as independent contractors rather than employees by companies in the state. Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees. The Company continues to maintain that QPs on its platform are independent contractors, but its arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether the Company is party to such legal proceeding or not, that classifies a comparable worker as an employee instead of an independent contractor, could harm the Company's business, financial condition and results of operations, including as a result of: - monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; - injunctions prohibiting the continuance of existing business practices; - claims for employee benefits, social security, workers' compensation and unemployment; and other claims, - charges or other proceedings under laws and regulations applicable to employers and employees, including - risks relating to allegations of joint employer liability or agency liability. QPs for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with the Company's brand standards could potentially have repercussions that extend beyond that QPs' own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the Company. This, in turn, could materially and adversely affect the Company's business and operating results. If the Company is not able to attract and retain QPs, its financial performance may be negatively affected. The Company's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. The Company's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, then the Company's business and results of operations may be adversely affected. Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business. Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although the Company maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all. Operating results of the Company may fluctuate depending on factors that are difficult to forecast or may be outside the Company's control. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may have a corresponding negative impact on its business and results of operations, including, but not limited to, natural disasters or outbreaks of pandemics and epidemics, all of which have and may continue to, disrupt normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations. Concurrent Offering Concurrent with this Crowdfunding Offering, the Company is offering Series Seed-8 Preferred Stock in a separate offering that is being made pursuant to Rule 506(b) of Regulation D under the Securities Act (the "Concurrent Offering"). The Company is making the Concurrent Offering by way of separate offering documents and is only made available to persons who are "accredited investors", as such term is defined in Regulation D of the Securities Act. The Company may commence selling the Series Seed 8 Preferred Stock before the date in which this Crowdfunding Offering is made available to investors. The Company is not offering Seed 7 Preferred Stock through the Concurrent Offering, and as a result, any shares sold pursuant to the Concurrent Offering will not be taken from the number of Seed 7 Preferred Stock allocated in connection with this Crowdfunding Offering. Instead, the sale of Seed 8 Preferred Stock from the Concurrent Offering will increase the issued and outstanding shares of the Company and dilute shareholders in this Crowdfunding Offering. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both. The reviewing CPA has included a "going concern" note in the audited financials for the continued operations of the Company. The accompanying financial statements have been prepared assuming that the Company's continuing is a going concern. In the event the Company does not raise sufficient working capital and continues to experience its current operating losses, there will most likely be substantial doubt as to the Company's ability to continue. The Company has incurred losses from inception and has negative cash flows from operations, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow. Management has determined, based on the Company's recent history and liquidity issues, that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted in the accompanying financial statements. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its products and services, respond to competitive pressures, or fund its operations. The accompanying financial statements do not include any adjustments that might result from this uncertainty. The Company has outstanding liabilities. Notes payable consisted of the following as of December 31, 2022: During 2021, the Company's existing loan from the U.S. Small Business Administration (the "SBA Loan") was increased by $350,000. The terms of the loan stayed the same as described above. The accrued interest payable on the SBA Loan amounted to $22,813 as of December 31, 2023. Additionally, in 2021, the Company entered into the SD Loan for a principal amount of $500,000, which maintains an interest rate of 3.75% per annum. As of December 31, 2022, the balance stands at $473,841. In March 2020, the Company acquired a cleaning business from TotSquad for $250,000. Ongoing minimum threshold payments are paid quarterly in addition to URL sharing. These payments vary based on monthly GMV sales and on average are between $5-$8k each quarter. The payments will continue until the note is complete. As of December 31, 2023, the remaining balance stands at $131,935. These obligations are reported under Goodwill within the company's financial statements.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

BabyQuip, Inc.

By   /s/ *Frances Maier*

      Name: <u>BabyQuip, Inc.</u>

      Title: CEO and Board Director

FINANCIAL STATEMENTS

BabyQuip, Inc.

Profit and Loss by Month

January - December 2022

	TOTAL
Income	
40000 Revenue - BQ	
41000 Rental Fees (NET)	
40500 Rental Fees US (GMV)	
40034 Damage Waiver Revenue	41,502
40040 Rental Fees (USD)	12,606,148
40045 Rental Refunds (USD)	-957,056
Total 40500 Rental Fees US (GMV)	**11,690,594**
49000 Payouts	
49010 Payouts - Quality Providers (USD)	-8,446,120
92002 Clearing Time - Stripe Charges/Payouts	-76,726
Total 49000 Payouts	**-8,522,845**
Total 41000 Rental Fees (NET)	**3,167,749**
45000 Revenue - BQS (NET)	
41000A Cleaning Services	
40500A Cleaning Services	247,926
40545A Cleaning Refunds	-29,343
Total 41000A Cleaning Services	**218,583**
45001 Payouts - BQS	
49010A Payouts - Quality Providers - BQS	-122,783
Total 45001 Payouts - BQS	**-122,783**
Total 45000 Revenue - BQS (NET)	**95,800**
46000 Admin Fees	
40030 QP Admin Fees US (Net)	146,265
40033 Background Checks	7,865
Total 46000 Admin Fees	**154,130**
47000 Other Revenue	
40025 Affiliate	1,638
Total 47000 Other Revenue	**1,638**
Total 40000 Revenue - BQ	**3,419,318**
Total Income	**$3,419,318**
Cost of Goods Sold	
50000 COGS - BQ	
50015 Payment Processing Fees US	481,163
50015A Payment Processing Fees BQS	9,891
51013A Expense Allocation - Other Operation Exp	832
Total 50000 COGS - BQ	**491,886**
Total Cost of Goods Sold	**$491,886**
GROSS PROFIT	**$2,927,431**

BabyQuip, Inc.

Profit and Loss by Month
January - December 2022

	TOTAL
Expenses	
60000 Personnel Cost	
60005 Salary & Wages	1,268,966
60008 PTO Expenses	43,580
60015 Bonus	198,918
60020 Payroll Tax	109,693
60025 Company Paid Benefits	37,124
60026 Benefit Admin / Payroll Processing Fee	16,720
60028 401K Benefit (Company Contribution)	31,760
60030 Worker's Compensation	5,378
74070 Education & Training	1,410
Total 60000 Personnel Cost	**1,713,548**
65000 Travel	
65005 Airfare & Ground Transportation	35,813
65010 Meals - Travels	18,158
65020 Hotel & Lodging	19,800
65030 Other - Travel	5,600
Total 65000 Travel	**79,370**
71000 Professional Services & Contractors	
71005 Accounting Services	4,173
71010 Legal Services - US	155,724
71015 Tax Services	27,157
71016 Tax Professional Accounting	13,791
71020 Tech Consulting	216,478
71025 Professional Consulting	26,117
72090 Recruiting Contractors	31,898
74020 Damage Waiver Subscription	16,667
Total 71000 Professional Services & Contractors	**492,005**
72000 Sales & Marketing US	
40042 Promotional Discount	2,643
71030 Quality Provider Referrals	16,438
71035 Quality Provider Retention	5,699
71036 Customer Retention	315
71500A Affiliate Fee - BQS	910
72005 Brand Advertising	19,269
72006 Marketing Materials	23,648
72007 Business Dev Programs	21,020
72008 Business Dev Contractors	104,089
72009 Customer Srv Contractors	3,316
72010 Conferences & Events	15,707
72015 Social Media	47,411

BabyQuip, Inc.
Profit and Loss by Month
January - December 2022

	TOTAL
72016 Public Relations	129,022
72025 Lead Gen - Customer - Affiliate	15,710
72030 Lead Gen - Customer - Direct Spend	982,818
72030A Lead Gen-Customer-Direct Spend - BQS	23,835
72035 SMS Paid Media - Lead Gen - Customer - Direct Spend	58,245
72050 Lead Gen - Quality Provider - Direct Spend	52,414
72080 Marketing Subscriptions	94,351
72085 Mktg Contractors	79,024
72095 Customer Service Subscriptions	3,927
Total 72000 Sales & Marketing US	**1,699,811**
74000 General Administrative Expenses	
71022 Background Check Exp	50,905
71024 Damage Waiver Expense - US	2,473
74010 Computer Equipment	12,275
74011 Mapping Services	110,556
74014 Tech Subscriptions	22,454
74015 Business Subscriptions - US	39,268
74016 Business Insurance Other	11,236
74017 General Liability Insurance	379,611
74018 Quality Provider Services	97,820
74019 Trademark & IP	2,548
74050 Company Events	12,032
74061 Dues, Subscriptions & Memberships	5,802
74065 Gifts & Donations	22
Total 74000 General Administrative Expenses	**747,001**
80100 Facilities	
74040 Office Supplies	251
74055 Shipping and Delivery	992
74060 Telephone & Internet & Cable	33,007
80105 Rent Expense	647
80110 Facility Maintanence	6,256
80200A Auto Expenses - BQS	7,173
Total 80100 Facilities	**48,325**
Bank Charges & Fees	204
Other Business Expenses	
74035 Bank Service Charges	55
74100 Stock Based Compensation	112,169
Total Other Business Expenses	**112,224**
Total Expenses	**$4,892,487**
NET OPERATING INCOME	$ -1,965,056

BabyQuip, Inc.

Profit and Loss by Month

January - December 2022

	TOTAL
Other Income	
91000 Other Income	
91004 Interest Income	20,821
91010 Other Misc Income	37,822
Total 91000 Other Income	**58,642**
Total Other Income	**$58,642**
Other Expenses	
Unrealized Gain or Loss	0
92000 Other Expenses	
92005 Interest Expense	21,718
92006 Sales & Use Tax	29,894
92010 State Taxes	4,786
92012 Tax-Deductible Contribution	3,225
92025 Depreciation & Amortization	29,649
92030 Gain / Loss of Fixed Assets Disposal	-4,367
Total 92000 Other Expenses	**84,904**
Exchange Gain or Loss	-0
Total Other Expenses	**$84,904**
NET OTHER INCOME	$ -26,262
NET INCOME	$ -1,991,318

BabyQuip, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash and Cash Equivalents	
10010 SVB - Analysis Checking #5647	173,507.49
10015 SVB - Money Market #8539	1,217,995.57
10020 BREX Cash #3514	502,825.12
10050 Stripe USD	58,849.95
10055 Stripe (CAD)	2,861.76
10056 Stripe (SEK)	124.76
10057 Stripe (MXN)	996.58
10058 Stripe (EUR)	112.12
10059 Stripe (AUD)	509.18
1073 PayPal Bank	13,236.40
Total 10000 Cash and Cash Equivalents	**1,971,018.93**
Total Bank Accounts	**$1,971,018.93**
Accounts Receivable	
12010 Accounts Receivable	
12020 Subscription Receivable	0.00
Total 12010 Accounts Receivable	**0.00**
Total Accounts Receivable	**$0.00**
Other Current Assets	
14000 Other Current Assets	
14010 Other Assets - Transfer	990.91
14020 Prepaid Expenses	358,044.23
14800 Payroll Clearing	0.00
14900 Stripe Clearing Account	0.00
Total 14000 Other Current Assets	**359,035.14**
14000A Other Current Assets - BQS	
14020A Prepaid Expenses - BQS	0.00
14500A Accrued Revenue - BQS	0.00
Total 14000A Other Current Assets - BQS	**0.00**
Uncategorized Asset	0.00
Total Other Current Assets	**$359,035.14**
Total Current Assets	**$2,330,054.07**

BabyQuip, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Fixed Assets	
15000 Fixed Assets	
15010 Equipments	0.00
15020A Nissan NV200 - BQS Van	0.00
16010 Accumulated Depreciation, Equipment	0.00
16020A Accumulated Depreciation - Nissan NV200-BQS Vehicle	0.00
Total 15000 Fixed Assets	**0.00**
17000 Intangible Assets	
17010 Trademark	60,648.55
17020 Development Cost	0.00
17030 Website / Videos	51,990.06
18010 Accumulated Depreciation, Trademark	-32,328.44
18020 Accumulated Amortization - Development	0.00
18030 Accumulated Depreciation, Website	-17,330.02
Total 17000 Intangible Assets	**62,980.15**
17500A Goodwill - BQS	303,496.01
Website	
17011 Trademark	12,000.00
Total Website	**12,000.00**
Total Fixed Assets	**$378,476.16**
Other Assets	
19010 Security Deposits	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$2,708,530.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	39,284.15
Total Accounts Payable	**$39,284.15**
Credit Cards	
21000 SVB CC - BabyQuip Inc. XXX 6599 (Active)	0.00
21010 SVB CC - Andreas Stenzel XXX 4610 (Closed)	0.00
21011 SVB CC - Trish Mcdermott XXX 5737 (Closed)	0.00
21012 SVB CC - BabyQuip Inc. (Closed)	0.00

BabyQuip, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total 21000 SVB CC - BabyQuip Inc. XXX 6599 (Active)	**0.00**
21013 SVB CC - Frances Maier XXX 7238 (Closed)	0.00
21110 Brex Credit Card XXX 9115 (Active)	17,212.93
21112 SW Rewards Card XXX 7939 (Active)	1,699.00
Total Credit Cards	**$18,911.93**
Other Current Liabilities	
22000 Accrued Liabilities	
22020 Accrued Expense	166,732.15
22030 401K Payable	0.00
22040 PTO Payable	61,231.89
22050 Insurance Financing Payable	265,524.42
22060 Accrued CARES SS	0.00
22080 Sales Tax Payable	43,137.91
22085 Tips Payable	0.00
Total 22000 Accrued Liabilities	**536,626.37**
22000A Accrued Liabilities - BQS	
22015A Multi-period Payments - BQS	0.00
22030A BQS QP Payouts	-1,870.94
22090A Sales Tax Payable - BQS	19.85
22095A Tips Payable - BQS	0.00
Total 22000A Accrued Liabilities - BQS	**-1,851.09**
22083 Sales Tax Payable - CAD	0.00
24000 Deferred Revenue	
24100 Deferred Revenue - Rental Fees	
24010 Deferred Revenue - Rental Fees (Gross) USD	369,319.45
24015 Deferred Revenue - Rental Fees (Payouts) USD	-252,592.93
24020A Deferred Revenue - Cleaning Fees Gross	0.00
24025A Deferred Revenue Cleaning - Payouts	0.00
Total 24100 Deferred Revenue - Rental Fees	**116,726.52**
24500 Deferred Revenue - Gift Card Liabilities	5,806.68
24500A Deferred Revenue - Gift Card Liabilities - BQS	0.00
Total 24000 Deferred Revenue	**122,533.20**
Total Other Current Liabilities	**$657,308.48**
Total Current Liabilities	**$715,504.56**

BabyQuip, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
28010 Convertible Debt	0.00
28015 Accrued Interest - Convertible Debt	0.00
Total 28010 Convertible Debt	**0.00**
28060 Small Disaster Loan	489,842.67
28065 Accrued Interest - Small Business Disaster Loan	22,812.50
28066 SDL Loan Payment	0.00
Total 28060 Small Disaster Loan	**512,655.17**
28070 PPP Loan	0.00
28075 Accrued Interest - PPP Loan Payable	0.00
Total 28070 PPP Loan	**0.00**
28090A Guaranteed Earn-out Payment - Clean Babee	162,167.76
29000 Loan from Shareholders	
29010 Loan from Frances Maier	0.00
29020 Loan from Kerri Couillard	0.00
Total 29000 Loan from Shareholders	**0.00**
35010 SAFE Warrants	0.00
Total Long-Term Liabilities	**$674,822.93**
Total Liabilities	**$1,390,327.49**
Equity	
30000 Equity	
30100 Seed Investment	0.00
31010 Common Stocks	880.88
31011 Preferred Stock, Par Value	1,423.61
31015 APIC	9,271,306.26
31080 Treasury Stock	0.00
32010 Cost of Series Seed	-221,042.15
37005 Shares to be Issued	0.00
Total 30000 Equity	**9,052,568.60**
31010A Common Stock - Clean Babee	0.00
37000 Retained Earnings	-5,743,047.67
Opening Balance Equity	0.00
Net Income	-1,991,318.19
Total Equity	**$1,318,202.74**
TOTAL LIABILITIES AND EQUITY	**$2,708,530.23**

BabyQuip, Inc.
Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,991,318.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
14010 Other Current Assets:Other Assets - Transfer	-990.91
14020 Other Current Assets:Prepaid Expenses	-126,655.76
14800 Other Current Assets:Payroll Clearing	0.00
14900 Other Current Assets:Stripe Clearing Account	0.00
16020A Fixed Assets:Accumulated Depreciation - Nissan NV200-BQS Vehicle	-3,641.73
18010 Intangible Assets:Accumulated Depreciation, Trademark	10,593.86
18030 Intangible Assets:Accumulated Depreciation, Website	17,330.02
2000 Accounts Payable (A/P)	23,932.90
21110 Brex Credit Card XXX 9115 (Active)	4,906.16
21112 SW Rewards Card XXX 7939 (Active)	1,699.00
22015A Accrued Liabilities - BQS:Multi-period Payments - BQS	-7,425.21
22020 Accrued Liabilities:Accrued Expense	82,655.61
22030A Accrued Liabilities - BQS:BQS QP Payouts	-1,348.71
22040 Accrued Liabilities:PTO Payable	43,579.77
22050 Accrued Liabilities:Insurance Financing Payable	78,635.62
22060 Accrued Liabilities:Accrued CARES SS	-11,032.72
22080 Accrued Liabilities:Sales Tax Payable	4,261.73
22085 Accrued Liabilities:Tips Payable	0.00
22090A Accrued Liabilities - BQS:Sales Tax Payable - BQS	-303.21
22095A Accrued Liabilities - BQS:Tips Payable - BQS	-53.12
24010 Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Rental Fees (Gross) USD	122,842.47
24015 Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Rental Fees (Payouts) USD	-72,712.23
24020A Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Cleaning Fees Gross	-2,819.09
24025A Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue Cleaning - Payouts	958.19
24500 Deferred Revenue:Deferred Revenue - Gift Card Liabilities	2,166.40
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**166,579.04**
Net cash provided by operating activities	**$ -1,824,739.15**
INVESTING ACTIVITIES	
15020A Fixed Assets:Nissan NV200 - BQS Van	11,500.00
17010 Intangible Assets:Trademark	-23,712.14
17030 Intangible Assets:Website / Videos	-51,990.06
Net cash provided by investing activities	**$ -64,202.20**
FINANCING ACTIVITIES	
28060 Small Disaster Loan	-10,157.33
28065 Small Disaster Loan:Accrued Interest - Small Business Disaster Loan	7,874.94
28066 Small Disaster Loan:SDL Loan Payment	0.00
28090A Guaranteed Earn-out Payment - Clean Babee	-26,783.28
31010 Equity:Common Stocks	63.88
31011 Equity:Preferred Stock, Par Value	427.61
31015 Equity:APIC	3,657,971.83
32010 Equity:Cost of Series Seed	-137,652.00

BabyQuip, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
37005 Equity:Shares to be Issued	-1,624,998.00
Net cash provided by financing activities	**$1,866,747.65**
NET CASH INCREASE FOR PERIOD	**$ -22,193.70**
Cash at beginning of period	1,993,212.63
CASH AT END OF PERIOD	**$1,971,018.93**

BabyQuip, Inc.

Profit and Loss by Month

January - December 2023

	TOTAL
Income	
40000 Revenue - BQ	
41000 Rental Fees (NET)	
40500 Rental Fees US (GMV)	
40034 Damage Waiver Revenue	137,442
40035 Cancellation Program Revenue	48,862
40040 Rental Fees (USD)	16,001,097
40045 Rental Refunds (USD)	-1,091,741
Total 40500 Rental Fees US (GMV)	**15,095,659**
40600 Rental Fees Int'l (GMV)	
40050 Rental Fees - Int'l	658,988
40055 Rental Refunds - Int'l	-50,901
Total 40600 Rental Fees Int'l (GMV)	**608,087**
49000 Payouts	
49010 Payouts - Quality Providers (USD)	-10,915,546
49020 Payouts - Quality Providers (Int'l)	-283,010
92002 Clearing Time - Stripe Charges/Payouts	-120,227
Total 49000 Payouts	**-11,318,783**
Total 41000 Rental Fees (NET)	**4,384,963**
45000 Revenue - BQS (NET)	
41000A Cleaning Services	
40500A Cleaning Services	274,891
40545A Cleaning Refunds	-43,226
Total 41000A Cleaning Services	**231,665**
45001 Payouts - BQS	
49010A Payouts - Quality Providers - BQS	-146,629
Total 45001 Payouts - BQS	**-146,629**
Total 45000 Revenue - BQS (NET)	**85,037**
46000 Admin Fees	
40030 QP Admin Fees US (Net)	183,967
40033 Background Checks	7,995
Total 46000 Admin Fees	**191,962**
47000 Other Revenue	
40025 Affiliate	1,179
40026 Brand Manufacturing Effort	4,500
Total 47000 Other Revenue	**5,679**
Total 40000 Revenue - BQ	**4,667,640**
Total Income	**$4,667,640**

BabyQuip, Inc.

Profit and Loss by Month

January - December 2023

	TOTAL
Cost of Goods Sold	
50000 COGS - BQ	
50015 Payment Processing Fees US	635,232
50015A Payment Processing Fees BQS	10,890
51013A Expense Allocation - Other Operation Exp	502
Total 50000 COGS - BQ	**646,624**
Total Cost of Goods Sold	**$646,624**
GROSS PROFIT	**$4,021,016**
Expenses	
60000 Personnel Cost	
60005 Salary & Wages	1,585,522
60008 PTO Expenses	18,451
60015 Bonus	233,386
60020 Payroll Tax	131,980
60025 Company Paid Benefits	57,958
60026 Benefit Admin / Payroll Processing Fee	19,270
60028 401K Benefit (Company Contribution)	38,514
60030 Worker's Compensation	6,839
74070 Education & Training	8,743
Total 60000 Personnel Cost	**2,100,663**
65000 Travel	
65005 Airfare & Ground Transportation	38,549
65010 Meals - Travels	10,514
65020 Hotel & Lodging	19,397
Total 65000 Travel	**68,460**
71000 Professional Services & Contractors	
71005 Accounting Services	28,527
71010 Legal Services - US	180,142
71015 Tax Services	54,578
71016 Tax Professional Accounting	24,968
71020 Tech Consulting	320,844
71025 Professional Consulting	2,460
72090 Recruiting Contractors	54,084
74020 Damage Waiver Subscription	21,667
Total 71000 Professional Services & Contractors	**687,270**
72000 Sales & Marketing US	
40042 Promotional Discount	-8,582
71030 Quality Provider Referrals	13,592
71035 Quality Provider Retention	3,379
71036 Customer Retention	676
71500A Affiliate Fee - BQS	455

BabyQuip, Inc.
Profit and Loss by Month
January - December 2023

	TOTAL
72005 Brand Advertising	57,282
72006 Marketing Materials	26,685
72007 Business Dev Programs	54,733
72008 Business Dev Contractors	83,142
72009 Customer Srv Contractors	193
72010 Conferences & Events	5,640
72015 Social Media	81,798
72016 Public Relations	158,499
72025 Lead Gen - Customer - Affiliate	102,686
72027 Lead Gen - Direct Mail	55,402
72030 Lead Gen - Customer - Direct Spend	1,230,609
72030A Lead Gen-Customer-Direct Spend - BQS	23,014
72035 SMS Paid Media - Lead Gen - Customer - Direct Spend	46,754
72050 Lead Gen - Quality Provider - Direct Spend	11,823
72080 Marketing Subscriptions	108,164
72085 Mktg Contractors	46,289
72095 Customer Service Subscriptions	18,657
Total 72000 Sales & Marketing US	**2,120,890**
73000 Sales & Marketing Int'l	
72030X Lead Gen - Customer - Direct Spend - Int'l	114,385
72050X Lead Gen - Quality Provider - Direct Int'l	38,656
Total 73000 Sales & Marketing Int'l	**153,041**
74000 General Administrative Expenses	
71022 Background Check Exp	43,785
71024 Damage Waiver Expense - US	9,042
71026 Cancellation Program Expense - US	3,588
74005 Office Furniture	978
74010 Computer Equipment	12,913
74011 Mapping Services	165,301
74014 Tech Subscriptions	73,261
74015 Business Subscriptions - US	87,541
74016 Business Insurance Other	17,390
74017 General Liability Insurance	384,332
74019 Trademark & IP	22,305
74050 Company Events	6,744
74061 Dues, Subscriptions & Memberships	5,845
Total 74000 General Administrative Expenses	**833,024**
80100 Facilities	
74040 Office Supplies	465
74055 Shipping and Delivery	1,213
74060 Telephone & Internet & Cable	44,548
80105 Rent Expense	1,624

	TOTAL
80110 Facility Maintanence	7,919
80200A Auto Expenses - BQS	3,496
Total 80100 Facilities	**59,265**
Other Business Expenses	
74035 Bank Service Charges	2,096
74100 Stock Based Compensation	89,163
Total Other Business Expenses	**91,259**
Total Expenses	**$6,113,871**
NET OPERATING INCOME	**$ -2,092,855**
Other Income	
91000 Other Income	
91004 Interest Income	19,367
91010 Other Misc Income	3,538
Total 91000 Other Income	**22,905**
Total Other Income	**$22,905**
Other Expenses	
Unrealized Gain or Loss	0
92000 Other Expenses	
92005 Interest Expense	18,075
92006 Sales & Use Tax	22,187
92010 State Taxes	6,498
92025 Depreciation & Amortization	49,524
Total 92000 Other Expenses	**96,284**
Exchange Gain or Loss	-0
Total Other Expenses	**$96,284**
NET OTHER INCOME	**$ -73,379**
NET INCOME	**$ -2,166,234**

BabyQuip, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Cash and Cash Equivalents	
10010 SVB - Analysis Checking #5647	8.40
10015 SVB - Money Market #8539	0.00
10020 BREX Cash #3514	281,594.19
10025 JP Chase Checking #9066	311,487.19
10026 JP Chase MMA #0507	1,397,837.25
10030 BOFA - Analysis Checking #1353	18,582.39
10050 Stripe USD	136,680.52
10055 Stripe (CAD)	8,894.05
10056 Stripe (SEK)	124.76
10057 Stripe (MXN)	3,870.62
10058 Stripe (EUR)	1,905.91
10059 Stripe (AUD)	3,021.02
10061 Stripe (NZD)	938.46
10062 Stripe (GBP)	1,503.53
1073 PayPal Bank	12,245.07
Total 10000 Cash and Cash Equivalents	**2,178,693.36**
Total Bank Accounts	**$2,178,693.36**
Accounts Receivable	
12010 Accounts Receivable	69,446.29
12020 Subscription Receivable	0.00
Total 12010 Accounts Receivable	**69,446.29**
Total Accounts Receivable	**$69,446.29**
Other Current Assets	
14000 Other Current Assets	
14010 Other Assets - Transfer	0.00
14020 Prepaid Expenses	340,416.73
14800 Payroll Clearing	0.00
14900 Stripe Clearing Account	0.00
Total 14000 Other Current Assets	**340,416.73**
14000A Other Current Assets - BQS	
14020A Prepaid Expenses - BQS	0.00
14500A Accrued Revenue - BQS	0.00
Total 14000A Other Current Assets - BQS	**0.00**
Uncategorized Asset	0.00
Total Other Current Assets	**$340,416.73**
Total Current Assets	**$2,588,556.38**

BabyQuip, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Fixed Assets	
15000 Fixed Assets	
15010 Equipments	0.00
15020A Nissan NV200 - BQS Van	0.00
16010 Accumulated Depreciation, Equipment	0.00
16020A Accumulated Depreciation - Nissan NV200-BQS Vehicle	0.00
Total 15000 Fixed Assets	**0.00**
17000 Intangible Assets	
17010 Trademark	65,688.55
17020 Development Cost	0.00
17030 Website / Videos	51,990.06
18010 Accumulated Depreciation, Trademark	-47,192.48
18020 Accumulated Amortization - Development	0.00
18030 Accumulated Depreciation, Website	-51,990.08
Total 17000 Intangible Assets	**18,496.05**
17500A Goodwill - BQS	303,496.01
Website	
17011 Trademark	12,000.00
Total Website	**12,000.00**
Total Fixed Assets	**$333,992.06**
Other Assets	
19010 Security Deposits	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$2,922,548.44**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	116,495.29
Total Accounts Payable	**$116,495.29**
Credit Cards	
21000 SVB CC - BabyQuip Inc. XXX 6599 (Active)	0.00
21010 SVB CC - Andreas Stenzel XXX 4610 (Closed)	0.00
21011 SVB CC - Trish Mcdermott XXX 5737 (Closed)	0.00
21012 SVB CC - BabyQuip Inc. (Closed)	0.00

	TOTAL
Total 21000 SVB CC - BabyQuip Inc. XXX 6599 (Active)	**0.00**
21013 SVB CC - Frances Maier XXX 7238 (Closed)	0.00
21110 Brex Credit Card XXX 9115 (Active)	28,940.26
21112 SW Rewards Card XXX 7939 (Active)	24,170.79
Total Credit Cards	**$53,111.05**
Other Current Liabilities	
22000 Accrued Liabilities	
22020 Accrued Expense	77,577.30
22030 401K Payable	0.00
22040 PTO Payable	79,682.71
22050 Insurance Financing Payable	0.00
22060 Accrued CARES SS	0.00
22070 Bonus Accrued	233,386.13
22080 Sales Tax Payable	91,642.49
22085 Tips Payable	0.00
Total 22000 Accrued Liabilities	**482,288.63**
22000A Accrued Liabilities - BQS	
22015A Multi-period Payments - BQS	7,916.76
22030A BQS QP Payouts	-1,387.36
22090A Sales Tax Payable - BQS	622.88
22095A Tips Payable - BQS	0.00
Total 22000A Accrued Liabilities - BQS	**7,152.28**
22083 Sales Tax Payable - CAD	0.00
24000 Deferred Revenue	
24100 Deferred Revenue - Rental Fees	
24010 Deferred Revenue - Rental Fees (Gross) USD	450,207.71
24015 Deferred Revenue - Rental Fees (Payouts) USD	-308,015.77
24017 Deferred Revenue - Rental Fees (Gross) Non-US	22,310.26
24018 Deferred Revenue - Rental Fees (Payouts) Non-US	-14,027.73
24020A Deferred Revenue - Cleaning Fees Gross	2,907.61
24025A Deferred Revenue Cleaning - Payouts	0.00
Total 24100 Deferred Revenue - Rental Fees	**153,382.08**
24500 Deferred Revenue - Gift Card Liabilities	-2,774.83
24500A Deferred Revenue - Gift Card Liabilities - BQS	0.00
Total 24000 Deferred Revenue	**150,607.25**
Total Other Current Liabilities	**$640,048.16**
Total Current Liabilities	**$809,654.50**

BabyQuip, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
28010 Convertible Debt	0.00
28015 Accrued Interest - Convertible Debt	0.00
Total 28010 Convertible Debt	**0.00**
28060 Small Disaster Loan	473,841.82
28065 Accrued Interest - Small Business Disaster Loan	22,812.50
28066 SDL Loan Payment	0.00
Total 28060 Small Disaster Loan	**496,654.32**
28070 PPP Loan	0.00
28075 Accrued Interest - PPP Loan Payable	0.00
Total 28070 PPP Loan	**0.00**
28090A Guaranteed Earn-out Payment - Clean Babee	131,934.76
29000 Loan from Shareholders	
29010 Loan from Frances Maier	0.00
29020 Loan from Kerri Couillard	0.00
Total 29000 Loan from Shareholders	**0.00**
35010 SAFE Warrants	0.00
Total Long-Term Liabilities	**$628,589.08**
Total Liabilities	**$1,438,243.58**
Equity	
30000 Equity	
30100 Seed Investment	0.00
31010 Common Stocks	880.88
31011 Preferred Stock, Par Value	1,423.61
31015 APIC	11,750,624.52
31080 Treasury Stock	0.00
32010 Cost of Series Seed	-229,494.65
32020 Fundraise Expenses	-138,529.43
37005 Shares to be Issued	0.00
Total 30000 Equity	**11,384,904.93**
31010A Common Stock - Clean Babee	0.00
37000 Retained Earnings	-7,734,365.86
Opening Balance Equity	0.00
Net Income	-2,166,234.21
Total Equity	**$1,484,304.86**
TOTAL LIABILITIES AND EQUITY	**$2,922,548.44**

BabyQuip, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,166,234.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12010 Accounts Receivable	-69,446.29
14010 Other Current Assets:Other Assets - Transfer	990.91
14020 Other Current Assets:Prepaid Expenses	17,627.50
14800 Other Current Assets:Payroll Clearing	0.00
14900 Other Current Assets:Stripe Clearing Account	0.00
18010 Intangible Assets:Accumulated Depreciation, Trademark	14,864.04
18030 Intangible Assets:Accumulated Depreciation, Website	34,660.06
2000 Accounts Payable (A/P)	77,211.14
21110 Brex Credit Card XXX 9115 (Active)	11,727.33
21112 SW Rewards Card XXX 7939 (Active)	22,471.79
22015A Accrued Liabilities - BQS:Multi-period Payments - BQS	7,916.76
22020 Accrued Liabilities:Accrued Expense	-89,154.85
22030A Accrued Liabilities - BQS:BQS QP Payouts	483.58
22040 Accrued Liabilities:PTO Payable	18,450.82
22050 Accrued Liabilities:Insurance Financing Payable	-265,524.42
22070 Accrued Liabilities:Bonus Accrued	233,386.13
22080 Accrued Liabilities:Sales Tax Payable	48,504.58
22085 Accrued Liabilities:Tips Payable	0.00
22090A Accrued Liabilities - BQS:Sales Tax Payable - BQS	603.03
22095A Accrued Liabilities - BQS:Tips Payable - BQS	0.00
24010 Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Rental Fees (Gross) USD	80,888.26
24015 Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Rental Fees (Payouts) USD	-55,422.84
24017 Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Rental Fees (Gross) Non-US	22,310.26
24018 Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Rental Fees (Payouts) Non-US	-14,027.73
24020A Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue - Cleaning Fees Gross	2,907.61
24025A Deferred Revenue:Deferred Revenue - Rental Fees:Deferred Revenue Cleaning - Payouts	0.00
24500 Deferred Revenue:Deferred Revenue - Gift Card Liabilities	-8,581.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**92,846.16**
Net cash provided by operating activities	**$ -2,073,388.05**
INVESTING ACTIVITIES	
17010 Intangible Assets:Trademark	-5,040.00
Net cash provided by investing activities	**$ -5,040.00**
FINANCING ACTIVITIES	
28060 Small Disaster Loan	-16,000.85
28090A Guaranteed Earn-out Payment - Clean Babee	-30,233.00
31015 Equity:APIC	2,479,318.26
32010 Equity:Cost of Series Seed	-8,452.50
32020 Equity:Fundraise Expenses	-138,529.43
Net cash provided by financing activities	**$2,286,102.48**
NET CASH INCREASE FOR PERIOD	**$207,674.43**
Cash at beginning of period	1,971,018.93

BabyQuip, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
CASH AT END OF PERIOD	**$2,178,693.36**

BabyQuip Statement of Equity

(USD $ in Dollars, except per share data)	Common stock Shares	Amount	Preferred Stock Shares	Amount	Additional Paid-in Capital	Equity Issuance Costs	Shares to be issued	Accumulated Deficit	Total Stockholders' Deficit
Balance - December 31, 2019	7,753,869	$ 775	8,995,147	$ 900	$ 4,866,665	$ -	$ -	$ (4,494,312)	$ 374,028
0.0001 Shares issued upon exercise of stock options	414,499	42	-	-	36,318			-	36,360
0.0001 Shares issued for cash		-	960,611	96	628,815		1,624,998		2,253,909
0.0001 Stock based compensation		-	-	-	81,536			-	81,536
Cost of Series Seed						(83,390)			(83,390)
Net income (loss)	-	-	-	-	-	-	-	(1,248,736)	(1,248,736)
December 31, 2021	8,168,368	$ 817	9,955,758	$ 996	$ 5,613,334	$ (83,390)	$ 1,624,998	$ (5,743,048)	$ 1,413,707
0.0001 Shares issued upon exercise of stock options	591,414	59	-	-	52,162	-	-	-	52,221
0.0001 Shares issued upon exercise of warrants	49,990	5	-	-	494	-	-	-	499
0.0001 Warrants issued for services	-	-	-	-	19,501	-	-	-	19,501
0.0001 Issuance of preferred stock	-	-	4,296,090	428	3,493,147	-	(1,624,998)	-	1,868,577
Stock option compensation	-	-	-	-	92,668	-	-	-	92,668
Cost of Series Seed						(137,652)			(137,652)
Net income (loss)	-	-	-	-	-	-	-	(1,991,318)	(1,991,318)
December 31, 2022	8,809,772	$ 881	14,251,848	$ 1,424	$ 9,271,306	$ (221,042)	$ -	$ (7,734,366)	$ 1,318,203
0.0001 Shares issued upon exercise of stock options	129,479	13	-	-	10,437	-	-	-	10,450
0.0001 Issuance of preferred stock	-	-	2,695,468	270	2,779,690	-	-	-	2,779,960
0.0001 Cancellation of preferred stock	-	-	(56,505)	(6)	-	-	-	-	(6)
Stock option compensation	-	-	-	-	70,118	-	-	-	70,118
Cost of Series Seed						(167,431)			(167,431)
Net income (loss)	-	-	-	-	-	-	-	(2,145,785)	(2,145,785)
December 31, 2023	8,939,251	$ 894	16,890,811	$ 1,688	$ 12,131,551	$ (388,473)	$ -	$ (9,880,151)	$ 1,865,508

1795374.37 $ 70,134

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

BabyQuip, Inc. was formed on May 15, 2016 ("Inception") in the State of Delaware. The financial statements of BabyQuip, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in St, Santa Fe NM 87505.

The Company provides a platform for clients that want to rent baby equipment and supplies, Cribs, Strollers, etc., while they are travelling. The Company's platform connects them with independent contractors who deliver the requested supplies them to their destination so they do not have to bring them on their trip. Customers are able to book rentals on the Company's web site for a fee and the Company arranges logistics and delivery.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from rentals when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California, Colorado, Connecticut, District of Columbia, Florida, Iowa, Massachusetts, New Mexico, Pennsylvania, Texas, and Virginia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Goodwill is evaluated for impairment annually or whenever we identify certain triggering events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or circumstances that might indicate an interim evaluation is warranted include, among other things, unexpected adverse business conditions, macro and reporting unit specific economic factors (for example, interest rate and foreign exchange rate fluctuations, and loss of key personnel), supply costs, unanticipated competitive activities, and acts by governments and courts.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has two loan commitments as described below.

EIDL Government Loan – The loan was initiated in July 2021 in the amount of $500,000 and the balance outstanding at December 31, 2023 was 473,842. The loan bears interest at 4% fixed with monthly payments of $2,519. The loan term is 30 years with payments ending in May 2042.

Installment Purchase – The Company agreed to purchase certain assets of another company with a similar business line for $250,000 in March of 2020. As part of the purchase agreement the Company entered into an earnout agreement to repay the loan in quarterly payments which vary in amount and bear no interest. At December 31, 2023 the remaining balance on the agreement was $131,934. The note is due in full in March 2025.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers. There are no other no other commitments or contingencies that the Company is aware of.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 60,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 8,939,251 shares of common stock.

Preferred Stock

We have authorized the issuance of 19,578,950 shares of our preferred stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 16,890,811shares of preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company does not have any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through April 25, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



I, Frances Maier, the CEO(Principal Executive Officers) of BabyQuip, Inc., hereby certify that the financial statements of BabyQuip, Inc. and notes thereto for the periods ending Fiscal Year 2022 and Fiscal Year 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company has not yet filed tax returns for the year 2023. For the year 2022 the amounts reported on our federal tax return were total income of $2,984,430; taxable income of $and total tax of -$2,040,935.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2024.

CEO, BabyQuip

April 24, 2024

CERTIFICATION

I, Frances Maier, Principal Executive Officer of BabyQuip, Inc., hereby certify that the financial statements of BabyQuip, Inc. included in this Report are true and complete in all material respects.

Frances Maier

CEO and Board Director